SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  19 May, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Preliminary Results announcement made on 19 May, 2005


                                                                    May 19, 2005

PRELIMINARY RESULTS - YEAR TO MARCH 31, 2005

FOURTH QUARTER HIGHLIGHTS
-Group turnover up 2 per cent at GBP4,870 million

-New wave turnover of GBP1,367 million up 27 per cent

-Profit before taxation, goodwill amortisation and exceptional items of GBP557 million, up 21 per cent

-Earnings per share before goodwill amortisation and exceptional items up 26 per cent at 4.9 pence

-Net debt of GBP7,786 million, GBP639 million lower than previous year

-Acquisitions of Infonet and Albacom successfully completed

-Broadband end users now more than 5 million with a record 825,000 DSL connections in the quarter



FULL YEAR HIGHLIGHTS

-Group turnover up 1 per cent (up 2 per cent excluding the impact of acquisitions and mobile termination rate reductions) at GBP18,623 million

-New wave turnover of GBP4,471 million up 32 per cent

-Global Services generated its first full year operating profit, at GBP7 million, an improvement of GBP112 million

-Profit before taxation, goodwill amortisation and exceptional items of GBP2,085million, up 4percent

-Earnings per share before goodwill amortisation and exceptional items of 18.1 pence, up 7 per cent

-Full year dividend of 10.4 pence per share, up 22 per cent

-Freecash flow before acquisitions, disposals and dividends of GBP2,282 million, up 10 per cent


The full profit and loss account, cash flow statement and balance sheet, drawn up in accordance with UK generally accepted accounting principles, from which this information is extracted are set out on pages 16 to 21.




Chairman's statement

Sir Christopher Bland, Chairman, commenting on the full year results, said:

"The financial results for the full year reflect the continuing strong trends that we have seen during the year. New wave revenues have grown by 32 per cent to GBP4.5 billion and now represent nearly a quarter of our business. Earnings per share before goodwill amortisation and exceptional items of 18.1 pence have more than doubled over the past three years. We have again generated free cash flow of more than GBP2 billion and reduced net debt to below GBP8 billion, a level with which we are comfortable. Net debt is now more than GBP20 billion lower than in 2001. The transformation of our business is reflected in our financial results.

"I am particularly pleased to announce a full year dividend of 10.4 pence per share, which is 22 per cent higher than last year. This shows our continued commitment to improving shareholder returns whilst building for the future."



Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the fourth quarter results, said:

"This has been an excellent quarter to end an exciting year.

"We have now delivered five consecutive quarters of underlying revenue growth and twelve consecutive quarters of growth in underlying earnings per share*. These are great results and we expect to see the overall revenue trends continuing.

"We have more than doubled the number of broadband DSL connections in the year, hit the 5 million target a year early and are increasing broadband speeds by up to four times.

"Our global networked IT services business is building strongly and with purpose. We have successfully completed the acquisitions of Albacom, Infonet and Radianz, extending our global reach still further. Even after excluding the effect of acquisitions, our Global Services' revenues grew by 10 per cent in the quarter. Our ICT order intake was a record GBP3.8 billion in the quarter and takes orders for the year to more than GBP7 billion. This is a profitable business today and we expect it to continue to grow.

"We are delivering value through transforming the business and are confident that our strategy will continue to deliver value in the future."

*before goodwill amortisation, exceptional items and leaver costs

RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2005

                   Fourth quarter                 Year
                    2005    2004        Better     2005     2004        Better
                                       (worse)                         (worse)
                    GBPm    GBPm            %       GBPm     GBPm            %
Group turnover     4,870   4,787            2     18,623   18,519            1

EBITDA
- before
exceptional
items and
leaver costs       1,527   1,561           (2)     5,870    6,015           (2)
- before
exceptional
items              1,483   1,412            5      5,704    5,813           (2)

Profit before
taxation
- before
goodwill,
exceptional
items and
leaver costs         601     608           (1)     2,251    2,215            2
- before
goodwill and
exceptional
items                557     459           21      2,085    2,013            4
- after
goodwill and
exceptional
items                570     423           35      2,343    1,945           20

Earnings per
share
- before
goodwill,
exceptional
items and
leaver costs         5.2p    5.1p           2       19.5p    18.5p           5
- before
goodwill and
exceptional
items                4.9p    3.9p          26       18.1p    16.9p           7
- after
goodwill and
exceptional
items                5.1p    3.5p          46       21.4p    16.4p          30

Capital
expenditure          744     844           12      3,011    2,673          (13)

Free cash flow     1,144     819           40      2,282    2,071           10

Net debt                                           7,786    8,425            8



The commentary focuses on the results before goodwill amortisation and exceptional items. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group.

As noted in the first quarter, the results have been restated to reflect the requirements of UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes' which the group has adopted (see note 1). This restatement results in an additional operating profit charge of GBP3 million for the year and GBPnil for the quarter ended March 31, 2004.

The full profit and loss account, cash flow statement and balance sheet are provided on pages 16 to 21. A reconciliation of EBITDA to group operating profit is provided on page 29.

GROUP RESULTS

Fourth quarter ended March 31, 2005

Turnover was 2 per cent higher at GBP4,870 million with strong growth of new wave turnover and the impact of acquisitions more than offsetting the decline in traditional turnover. The revenue of GBP111 million generated from the acquisitions of Albacom and Infonet in the fourth quarter substantially offset the impact of regulatory reductions to mobile termination rates, which have no impact on profitability. Earnings per share before goodwill amortisation and exceptional items increased by 26 per cent to 4.9 pence, helped by lower leaver costs in the quarter.

The strong growth in new wave turnover continued and at GBP1,367 million was 27 per cent higher than last year. New wave turnover accounted for 28 per cent of the group's turnover compared to 23 per cent in the fourth quarter of last year. New wave turnover is mainly generated from Information and Communications Technology (ICT), broadband and mobility. ICT turnover grew by 15 per cent to GBP916 million. Broadband turnover increased by 77 per cent to GBP292 million. Mobility turnover at GBP58 million achieved growth of 45 per cent.

Turnover from the group's traditional businesses declined by 9 per cent
(5 per cent excluding the impact of reductions to mobile termination rates). This continued decline reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services, such as broadband and Internet Protocol Virtual Private Networks (IPVPN).

Total consumer turnover in the fourth quarter was 6 per cent lower (5 per cent lower excluding the impact of reductions to mobile termination rates). New wave consumer turnover increased by 81 per cent, driven by the continuing growth of broadband and mobility. Residential broadband connections almost doubled to 1,330,000 at March 31, 2005 and mobility connections increased by more than four fold to 187,000 at March 31, 2005 from 41,000 last year. In February 2005 we announced that our broadband customers would be able to receive broadband at speeds of up to 2Mbit/s (up to four times faster) at no extra cost.

Traditional consumer turnover declined 11 per cent year on year reflecting the continued impact of Carrier Pre-Selection (CPS) and broadband substitution. There are now 17.6 million BT Together customers and the number of customers on the frequent user packages continues to grow. BT Together Option 2 increased by 8 per cent to 1.3 million and Option 3, which offers unlimited UK fixed line calls, increased by 80 per cent against last year to 582,000 by March 31, 2005, an increase of 5 per cent in the quarter.

The underlying 12 month rolling average revenue per consumer household (net of mobile termination charges) of GBP256 declined by GBP3 compared to last quarter, with increased broadband volumes more than offset by lower call revenues. Contracted revenues increased by 2 percentage points to 63 per cent compared to last quarter, 5 percentage points higher than last year.

Turnover from smaller and medium sized businesses declined by 8 per cent
(6 per cent excluding the impact of reductions to mobile termination rates). New wave turnover grew by 13 per cent supported by the 40 per cent growth in Business Broadband customers to 347,000 and the continued growth in mobility. The number of BT Business Plan locations increased by 67 per cent against last year to 445,000 by March 31, 2005, an increase of 6 per cent in the quarter.

Major corporate (UK and international) turnover excluding the impact of acquisitions was steady with strong growth in new wave turnover (16 per cent) more than offsetting the decline in traditional services. There is a continued migration from traditional voice only services to managed ICT solutions contracts and an increase in mobility and broadband turnover. The year on year growth in new wave turnover was lower than previous quarters in the year but was measured against a very strong fourth quarter last year which included GBP77 million of turnover from the NHS contracts. New wave turnover now represents 54 per cent of all major corporate turnover. In addition, Albacom and Infonet generated revenues of GBP111 million from their acquisition dates in February 2005.

ICT contract wins were a record GBP3.8 billion in the fourth quarter, including a contract with Reuters expected to be worth up to GBP1.5 billion over eight and a half years. Total orders of GBP7.2 billion were achieved over the last twelve months. In addition, long term outsourcing contracts with the former joint venture partners in Albacom were signed in the quarter.

Wholesale (UK and Global Carrier) turnover increased by 12 per cent (22 per cent excluding the impact of reductions to mobile termination rates). UK Wholesale new wave turnover increased by 80 per cent to GBP207 million, mainly driven by broadband. We reached 5 million broadband DSL lines in early April 2005, a year ahead of our target representing an increase of 126 per cent from March 31, 2004. A new broadband DSL connection was made every 10 seconds of every day in the quarter.

Our estimate of market share by volume of fixed to fixed voice minutes is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical trends. BT's estimated consumer market share declined by 1.1 percentage points compared to last quarter to around 62 per cent whilst the estimated business market share declined by 0.4 percentage points to around 41 per cent.

The group has an extensive market research programme conducted by external agencies which focuses on the level and causes of customer dissatisfaction. BT has achieved a 23 per cent reduction in the level of customer dissatisfaction on a compound annual basis over the past three years.

Group operating costs before goodwill amortisation and exceptional items were flat year on year at GBP4,170 million, although the costs from the acquisitions of Albacom and Infonet were GBP123 million. Net staff costs before leaver costs increased by GBP80 million to GBP955 million due mainly to the additional staff required to service ICT contracts. Leaver costs were GBP44 million in the quarter (GBP149 million last year). Payments to other telecommunication operators were GBP82 million (8 per cent) lower than last year mainly reflecting the impact of the mobile termination rate reductions offset by higher volumes. Other operating costs (excluding goodwill amortisation and exceptional items) increased by GBP118 million, in line with our expectations. This reflects not only the costs of supporting new ICT contracts, but also investment in new wave activities, including strengthening our networked IT services delivery capabilities outside the UK, higher marketing costs and higher subscriber acquisition costs. These were partly offset by cost savings from our efficiency programmes. Depreciation was flat year on year at GBP739 million.

Group operating profit before goodwill amortisation and exceptional items increased by 10 per cent to GBP739 million. Operating profit margins increased by 1.2 percentage points to 15.2 per cent due to the reduction in leaver costs year on year.

Net interest payable before exceptional items was GBP190 million, an improvement of GBP32 million against last year reflecting the reduction in the level of net debt.

Profit before taxation, goodwill amortisation and exceptional items of GBP557 million increased by 21 per cent compared to last year.

The effective tax rate on the profit before goodwill amortisation and exceptional items was 25.7 per cent (26.8 per cent last year). The effective tax rate reflects tax efficient investment of surplus cash and continued improvements in the tax efficiency within the group.

Earnings per share before goodwill amortisation and exceptional items increased by 26 per cent to 4.9 pence.



Full year results ended March 31, 2005

Group turnover increased by 1 per cent to GBP18,623 million in the year (up 2 per cent excluding the impact of the acquisitions of Albacom and Infonet and reductions to mobile termination rates). New wave turnover grew by 32 per cent to GBP4,471 million in the year driven by strong growth in ICT solutions and broadband. This strong growth more than offset the decline in traditional turnover of 7 per cent (5 per cent excluding the impact of reductions to mobile termination rates). New wave turnover represents 24 per cent of the group's turnover for the year compared to 18 per cent last year.

We remain focused on financial discipline and our cost efficiency programmes achieved savings of approximately GBP400 million in the full year. This has enabled us to invest in growing our new wave activities. We aim to deliver at least GBP300 million to GBP400 million of savings in each of the next three years.

Group operating profit before goodwill amortisation and exceptional items at GBP2,864 million for the year was 1 per cent lower than the prior year. This reflects the costs of supporting new networked IT services contracts, investment in new wave activities and higher marketing and subscriber acquisition costs.

BT's share of associates and joint ventures operating profits before goodwill amortisation and exceptional items was GBPnil (GBP8 million losses last year). Net interest payable before exceptional items was GBP801 million for the year, an improvement of GBP85 million against last year as a result of the reduction in net debt.

The  group  achieved  a  profit  before  taxation,   goodwill  amortisation  and
exceptional items of GBP2,085 million, a 4 per cent increase, reflecting the lower net interest payable.

The taxation charge for the year was GBP539 million on the profit before exceptional items and goodwill amortisation, an effective rate of 25.9 per cent (28.2 per cent last year).

Earnings per share before goodwill amortisation and exceptional items were 7 per cent higher at 18.1 pence for the year.

Exceptional items and goodwill

There was a net exceptional profit before taxation of GBP17 million in the quarter. This includes the GBP46 million profit on disposal of our interest in Intelsat partially offset by an exceptional property rationalisation charge of GBP29 million (GBP59 million for the full year) in relation to the group's provincial office portfolio. This rationalisation programme is expected to continue through next year giving rise to additional rationalisation costs.

Other exceptional items in the full year include the profit on disposal of group investments of GBP312 million, including Eutelsat and StarHub. This was partly offset by BT's share of an exceptional write down of Albacom's fixed assets (GBP25 million) in the third quarter.

Goodwill amortisation was GBP4 million in the quarter (GBP3 million last year) and GBP16 million for the full year (GBP12 million last year).

Earnings per share after goodwill amortisation and exceptional items were 5.1 pence in the quarter (3.5 pence last year) and 21.4 pence for the full year (16.4 pence last year).


Dividends

The Board recommends a final dividend of 6.5 pence per share to shareholders, amounting to GBP551 million. This will be paid, subject to shareholder approval, on September 5, 2005 to shareholders on the register on August 5, 2005. The ex-dividend date is August 3, 2005.

The full year dividend has increased by 22 per cent to 10.4 pence per share, compared to 8.5 pence last year. This year's dividend pay out ratio is 57 per cent of earnings before goodwill amortisation and exceptional items compared to 50 per cent last year.

We continue with our progressive dividend policy. The dividend for 2005/06 will be at least 60 per cent of underlying earnings: subject to the group's overall financial position, we expect our payout ratio to rise to around two-thirds of underlying earnings by 2007/08.

Cash flow and net debt

Cash inflow from operating activities in the fourth quarter amounted to GBP2,074 million compared to GBP1,568 million last year, benefiting from a reduction in working capital. Last year's cash inflow was net of deficiency contributions to the BT Pension Scheme of GBP380 million. The full year cash inflow from operating activities was GBP5,898 million compared to GBP5,389 million last year.

Returns on investments and servicing of finance is a net cash outflow of GBP101 million in the fourth quarter compared to a net inflow of GBP148 million last year. This reflects the receipt of funds in the fourth quarter of last year on restructuring part of the group's hedging swap portfolio partly offset by the lower net debt this year.

The net cash outflow on fixed asset purchases and sales was GBP673 million in the fourth quarter which compares to GBP765 million last year due mainly to the consideration from the disposal of fixed asset investments and lower capital expenditure in the fourth quarter this year.

BT's plans for its 21st century network (21CN) remain on track. Having consulted widely with leading vendors, operators and customers, the detailed planning and design work is well advanced to support 21CN implementation. Technical trials are progressing well.

Through Consult21, we are giving wholesale customers an opportunity to input and influence 21CN development. In April 2005 we announced a final list of eight preferred suppliers after two years of discussions and negotiations. This has been an extremely competitive process in what is one of the largest single procurement programmes ever undertaken in the communications industry. We expect to conclude the commercial agreements over the summer, which will include open standards and a focus on whole life costs.

Free cash flow was a net inflow of GBP1,144 million in the fourth quarter compared to GBP819 million last year mainly reflecting a strong working capital reduction. Free cash flow for the full year was a net inflow of GBP2,282 million compared to GBP2,071 million last year. The inflow includes the proceeds from the sale of fixed asset investments of GBP537 million.

The net cash outflow from acquisitions was GBP418 million in the quarter and relates mainly to Infonet and Albacom.

The share buyback programme continued with the repurchase of 29 million shares for GBP60 million, with a cash outflow of GBP63 million in the quarter, taking the full year share repurchase to 101 million shares for GBP195 million.

Net debt continued to improve and was GBP7,786 million at March 31, 2005, GBP639 million below the level at March 31, 2004. This is a level with which we are comfortable and we are no longer targeting net debt of around GBP7 billion in 2006/07.

Pensions

The FRS17 position at March 31, 2005 showed a deficit of GBP3.3 billion, net of tax, being a reduction of GBP0.3 billion since March 31, 2004.

Post balance sheet events

In March 2005 BT agreed to acquire Radianz, the leading financial services extranet provider, from Reuters for consideration of GBP107 million for the business including the cash on the balance sheet, subject to working capital adjustments, at completion date. Regulatory clearance was received in April and the transaction completed on April 29, 2005.

International Financial Reporting Standards

We estimate the pro forma impact of adopting IFRS on the 2004/05 reported UK GAAP results would have been negligible on the underlying profit before tax, and underlying earnings per share. However, due to the inherent volatilities introduced by IFRS, no such statement can be made in respect of future years. These estimates exclude the mark-to-market effects of IAS 39 on financial instruments which we are not required to apply until April 1, 2005.

_____________________________________________________________________________

The Annual Report and Form 20-F is expected to be published on June 1, 2005. The Annual General Meeting of BT Group plc will be held at the Harrogate International Centre, Harrogate on July 13, 2005.









BT Retail

                      Fourth quarter ended March 31             Year ended
                                                                March 31
                             ---------------------------     -------------
                    2005    2004*         Better(worse)        2005     2004*
                    GBPm    GBPm        GBPm         %         GBPm     GBPm
Group turnover     3,221   3,376        (155)       (5)      12,562   12,940
                   -----   ------                            ------   ------
Gross margin         838     876         (38)       (4)       3,300    3,517
Sales, general and
administration costs 505     571          66        12        2,051    2,123
                     ---     ---                              -----    -----
EBITDA               333     305          28         9        1,249    1,394
Depreciation          33      36           3         8          129      162
                      --      --                                ---      ---
Operating profit     300     269          31        12        1,120    1,232
                     ===     ===                              =====    =====
Operating profit
before leaver costs  315     351         (36)      (10)       1,187    1,344
                     ---     ---                              -----    ----

Capital
expenditure           50      46          (4)       (9)         154      118
                      ==      ===                               ===      ===


*Restated to reflect changes in intra-group trading arrangements.


New wave turnover grew by 17 per cent but was more than offset by the traditional turnover decline of 11 per cent. Overall turnover declined by 5 per cent (3 per cent excluding the impact of reductions to mobile termination rates).


BT Retail          Fourth quarter ended March 31               Year ended
                                                                March 31
                           ---------------------------       -------------
                  2005    2004*        Better (worse)        2005     2004*
                  GBPm    GBPm        GBPm         %         GBPm     GBPm
Voice Services   1,925   2,165        (240)      (11)       8,054    8,906
Intermediate
Products           425     465         (40)       (9)       1,728    1,868
                   ---     ---                              -----    -----

Traditional      2,350   2,630        (280)      (11)       9,782   10,774
                 -----   -----                              -----   ------
ICT                631     594          37         6        1,978    1,734
Broadband          163     101          62        61          541      307
Mobility            51      34          17        50          184       84
Other               26      17           9        53           77       41
                    --      --                                 --       --
New Wave           871     746         125        17        2,780    2,166
                   ---     ---                              -----    -----
Total            3,221   3,376        (155)       (5)      12,562   12,940
                 =====   =====                             ======   ======

Sales to other     137     140          (3)       (2)         447      338
BT businesses
incl.above


*Restated to reflect changes in intra-group trading arrangements.




Turnover from voice services was 11 per cent lower than last year (9 per cent excluding the impact of reductions to mobile termination rates). The reduction includes the effects of the highest migration to broadband in a quarter with a 35 per cent fall in dial up internet minutes, a 5 per cent decline in the overall fixed to fixed calls market and a reduction in market share reflecting regulatory and competitive pressure.

Turnover from intermediate products decreased by 9 per cent compared to last year mainly driven by the continued decline in private circuits and ISDN as customers migrate to new wave products including broadband and IPVPN.

BT Retail's new wave turnover increased by 17 per cent compared to the strong quarter of last year and accounted for 27 per cent of BT Retail's total turnover in the quarter, up from 22 per cent last year.

ICT turnover increased by 6 per cent compared to the fourth quarter of last year, which had benefited from high initial revenues from the NHS contracts, reflecting strong growth compared to the overall market.

Broadband turnover grew by 61 per cent to GBP163 million. The growth of broadband has accelerated with 1,752,000 BT Retail connections at March 31, 2005, an increase of 18 per cent in the quarter. Net additions of 261,000 in the quarter included the impact of BT Yahoo!'s successful narrowband upgrade programme and results in a 29 per cent share of the broadband DSL market additions in the full year and 32 per cent in the quarter.

Turnover from mobility services increased by 50 per cent to GBP51 million. BT Mobile had over 372,000 contract mobile connections at March 31, 2005, increasing the customer base in the quarter by 9 per cent. We plan to launch Project Bluephone shortly, a converged mobile service, enabling customers to use a single device that can switch seamlessly between fixed and mobile networks.

BT Openzone has grown significantly this year with paid minutes across the network almost four times higher and the number of access sites is now over 20,000 worldwide.

Other new wave turnover has grown by 53 per cent, primarily driven by revenues from BT Phone Books (now covering 171 different regions) increasing to GBP22 million.

Gross margin remained flat at 26 per cent compared to last year with improved broadband margins offset by the changing mix between traditional business and new wave services.

Cost transformation programmes contributed to SG&A savings of GBP21 million in the traditional business. However, against this GBP23 million more was invested in new wave activities (including new entertainment products and mobility convergence products). Leaver costs of GBP15 million were incurred in the quarter, significantly below the GBP82 million incurred in the fourth quarter last year.

Overall these results led to an operating profit in the quarter of GBP300 million which is 12 per cent higher than last year.



BT Wholesale

                  Fourth quarter ended March 31         Year ended March 31
                    ---------------------------               -------------
                   2005    2004*        Better (worse)       2005     2004*
                   GBPm    GBPm        GBPm         %        GBPm      GBPm
External turnover   965     871          94        11       3,812    3,473
Internal turnover 1,273   1,348         (75)       (6)      5,167    5,410
                  -----   -----                             -----    -----
Group turnover    2,238   2,219          19         1       8,979    8,883
Variable cost
of sales            509     521          12         2       2,162    2,092
                    ---     ---                             -----    -----
Gross variable
profit            1,729   1,698          31         2       6,817    6,791
Network and
SG&A costs          756     769          13         2       2,968    2,989
                    ---     ---                             -----    -----
EBITDA              973     929          44         5       3,849    3,802
Depreciation        484     491           7         1       1,909    1,919
                    ---     ---                             -----    -----
Operating profit    489     438          51        12       1,940    1,883
Operating profit
before leaver
costs               492     480          12         3       1,985    1,929
                    ---     ---                             -----    -----

Capital             440     544         104        19       1,973    1,809
expenditure       ======= ======= === ======= ========= === ======= ========

*Restated to reflect changes in intra-group trading arrangements.

Wholesale turnover for the quarter of GBP2,238 million was 1 per cent higher. External turnover of GBP965 million increased by 11 per cent (underlying growth being 21 per cent excluding the impact of regulatory reductions to mobile termination rates). The growth continues to be driven by new wave services, mainly broadband and managed services, up 80 per cent to GBP207 million.

The impact of regulatory reductions on November 30, 2004, to interconnect prices and private circuits for mobile operators has continued this quarter reducing external turnover by GBP27 million.

Internal turnover declined by 6 per cent to GBP1,273 million reflecting the impact of lower volumes of calls, lines and private circuits, and lower regulatory prices being reflected in internal charges.

Gross variable profit of GBP1,729 million is 2 per cent higher than the fourth quarter last year reflecting volume increases and a favourable change in sales mix.

A combination of cost reductions, higher turnover and the phasing of leaver costs has resulted in the EBITDA increase of 5 per cent and operating profit increase of 12 per cent in the quarter. Cost savings for the full year have more than offset higher activity levels in the network, driven by broadband.

Capital expenditure in the quarter is 19 per cent lower but for the full year is 9 per cent higher than last year as a result of expenditure to support the rapid growth in broadband and the transformation of the group's network.



BT Global Services

                 Fourth quarter ended March 31             Year ended March 31
                    --------------------------                -------------
                   2005    2004*        Better(worse)        2005     2004*
                   GBPm    GBPm        GBPm         %        GBPm     GBPm
Group turnover    1,928   1,649         279        17       6,381    5,782
EBITDA              201     163          38        23         580      508
Operating profit
(loss)               47       7          40       n/m           7     (105)
Operating profit
(loss) before
leaver costs         62      21          41       195          40      (72)
Capital             164     160          (4)       (3)        628      479
expenditure       ======= ======= === ======= ========= === ======= ========

*Restated to reflect changes in intra-group trading arrangements.
See note 2 for additional detail.

Turnover for the quarter rose by 17 per cent to GBP1,928 million, including GBP111 million of turnover from the acquired businesses, Albacom and Infonet. Excluding acquisitions, turnover grew strongly by 10 per cent. Solutions turnover grew by 20 per cent reflecting the conversion of the continued strong order book. Consulting and Systems Integration (C&SI) revenues showed a decrease of 8 per cent due to very high initial NHS contract turnover in the fourth quarter of last year. C&SI growth excluding the NHS contracts was 12 per cent. Solutions and C&SI achieved record orders of GBP3.8 billion in the quarter which results in orders of GBP7.2 billion over the last twelve months. Global Products turnover grew by 4 per cent having benefited from continuing growth in Multi Protocol Label Switching (MPLS) products. Global Carrier turnover increased by 1 per cent reflecting the increases in termination revenues in Europe partly offset by the anticipated decline in AT&T revenues.

The increase in turnover, together with lower network and SG&A costs and lower depreciation, generated an operating profit of GBP47 million in the quarter, representing a GBP40 million improvement over last year. The acquisitions contributed an operating loss of GBP10 million in the period. BT Global Services has generated its first ever full year operating profit before goodwill amortisation and exceptional items, at GBP7 million, which is an improvement of GBP112 million over last year. Operating costs include the expected increase in resources associated with strengthening the overseas network centric solutions delivery capabilities. We expect the underlying cost efficiency in Global Services to continue to improve.

Capital expenditure in the quarter at GBP164 million increased by GBP4 million with underlying reductions offset by expenditure on the NHS contracts. Excluding acquisitions, capital expenditure in the quarter was GBP8 million lower than last year. Operating free cash flow (EBITDA less capital expenditure) was positive at GBP37 million, reducing the full year outflow to GBP48 million.



















GROUP PROFIT AND LOSS ACCOUNT

for the three months ended March 31, 2005


--------------------  ------ ----------            -----------         ---------
                                 Before goodwill           Goodwill      Total
                                amortisation and   amortisation and
                               exceptional items  exceptional items
                                                            (note 4)
(unaudited)          Notes                  GBPm                GBPm      GBPm
-------------------- ------             ----------         ----------- ---------

Group turnover           2                 4,870                   -     4,870
Other
operating
income                                        39                   -        39
Operating
costs                    3                (4,170)                (33)   (4,203)
                                          -------                ----   ------
Group
operating
profit (loss)            2                   739                 (33)      706
Group's share
of operating
profits of
associates and
joint ventures                                 8                   -         8
                                              --                   -         -
Total
operating
profit (loss)                               747                 (33)      714
Profit on sale
of fixed asset
investments
and group
undertakings                                   -                  46        46
Net interest
payable                  5                  (190)                  -      (190)
                                            -----                 --      -----

Profit before
taxation                                     557                  13       570

Taxation                                    (143)                  8      (135)
                                            -----                  -      ----

Profit after
taxation and
attributable
to shareholders                              414                  21       435
                                             ===                  ==       ===

Earnings per
share                    7
- basic                                      4.9p                          5.1p
                                             ====                          ===
- diluted                                    4.8p                          5.1p
                                             ====                          ====





GROUP PROFIT AND LOSS ACCOUNT

for the three months ended March 31, 2004

--------------------  ------ ----------            -----------         ---------
                                 Before goodwill            Goodwill     Total
                                amortisation and    amortisation and
                               exceptional items   exceptional items
                                                            (note 4)
(unaudited, restated Notes                  GBPm                GBPm      GBPm
- see note 1)
-------------------- ------             ----------         ----------- ---------

Group turnover           2                 4,787                   -     4,787
Other operating
income                                        44                   -        44
Operating
costs                    3                (4,160)                (10)   (4,170)
                                          -------                ----   -------
Group
operating
profit (loss)            2                   671                 (10)      661
Group's share
of operating
losses of
associates and
joint ventures                                (6)                (26)      (32)
                                              ---                ----      ----
Total
operating
profit (loss)                                665                 (36)      629

Profit on sale
of fixed asset
investments
and group
undertakings                                   4                   -         4
Profit on sale
of property
fixed assets                                  12                   -        12
Net interest
payable                  5                  (222)                  -      (222)
                                            -----                 --      -----
Profit (loss)
before taxation                              459                 (36)      423

Taxation                                    (123)                  2      (121)
                                            -----                 --      -----

Profit (loss)
after taxation                               336                 (34)      302
Minority
interests                                      1                   -         1
                                              --                  --        --

Profit (loss)
attributable
to shareholders                              337                 (34)      303
                                             ===                 ====     ====

Earnings per
share                    7
- basic                                      3.9p                          3.5p
                                             ====                          ====
- diluted                                    3.9p                          3.5p
                                             ====                          ====






GROUP PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2005

--------------------  ------ ----------            -----------         ---------
                                 Before goodwill            Goodwill     Total
                                amortisation and    amortisation and
                               exceptional items   exceptional items
                                                            (note 4)
                     Notes                  GBPm                GBPm      GBPm
-------------------- ------             ----------         ----------- ---------

Group turnover           2                18,623                   -    18,623
Other operating
income                                       171                   -       171
Operating
costs                    3               (15,930)                (75)  (16,005)
                                         --------                ----  --------

Group operating
profit (loss)            2                 2,864                 (75)    2,789
Group's share
of operating
losses of
associates and
joint ventures                                 -                 (25)      (25)
                                               -                 ----      ----
Total operating
profit (loss)                              2,864                (100)    2,764

Profit on sale
of fixed asset
investments
and group
undertakings                                   -                 358       358
Profit on sale
of property
fixed assets                                  22                   -        22
Net interest
payable                  5                  (801)                  -      (801)
                                            -----                 --      -----

Profit before
taxation                                   2,085                 258     2,343

Taxation                                    (539)                 16      (523)
                                            -----                 --      -----
Profit after
taxation                                   1,546                 274     1,820
Minority
interests                                      1                   -         1
                                              --                  --        --
Profit
attributable
to shareholders                            1,547                 274     1,821
                                           =====                 ===     =====

Dividends                6                                                (883)
                                                                          -----
Retained profit for
the period                                                                 938

Earnings per share       7
- basic                                     18.1p                         21.4p
                                            =====                         =====
- diluted                                   18.0p                         21.2p
                                            =====                         =====






GROUP PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2004

--------------------  ------ ----------            -----------         ---------
                                 Before goodwill            Goodwill     Total
                                amortisation and    amortisation and
                               exceptional items   exceptional items
                                                            (note 4)
(restated - see note Notes                  GBPm                GBPm      GBPm
1)
-------------------- ------             ----------         ----------- ---------

Group turnover           2                18,519                   -    18,519
Other operating
income                                       177                   -       177
Operating costs          3               (15,807)                (19)  (15,826)
                                         --------                ----  --------

Group operating
profit (loss)            2                 2,889                 (19)    2,870
Group's share
of operating
losses of
associates and
joint ventures                                (8)                (26)      (34)
                                              ---                ----      ----
Total operating
profit (loss)                              2,881                 (45)    2,836

Profit on sale
of fixed asset
investments
and group
undertakings                                   4                  32        36
Profit on sale
of property
fixed assets                                  14                   -        14
Net interest
payable                  5                  (886)                (55)     (941)
                                            -----                ----     -----

Profit (loss)
before taxation                             2,013                 (68)    1,945

Taxation                                     (568)                 29      (539)
                                            -----                  --      -----

Profit (loss)
after taxation                             1,445                 (39)    1,406
Minority
interests                                      8                   -         8
                                               -                  --        --
Profit (loss)
attributable
to shareholders                            1,453                 (39)    1,414
                                           =====                 ====    =====

Dividends                6                                                (732)
Retained profit for
the period                                                                 682

Earnings per
share                    7
- basic                                     16.9p                         16.4p
                                            =====                         =====
- diluted                                   16.8p                         16.3p
                                            =====                         =====




GROUP CASH FLOW STATEMENT
for the three months and year ended March 31, 2005

        ----------------------- ----------------         --- ----------------
                                    Fourth quarter                 Year
                                    ended March 31             ended March 31
                                   2005          2004        2005          2004
                                           (unaudited)
                                   GBPm           GBPm        GBPm          GBPm
Net cash inflow from
operating activities*             2,074          1,568       5,898         5,389
(note 8)

Dividends from associates
and joint ventures                    1              -          2             3

Net cash (outflow) inflow
for returns on
investments and servicing of
finance**                          (101)           148       (878)         (527)

Taxation paid                      (157)          (132)      (332)         (317)
                                 --------       --------  ---------     ---------
Purchase of tangible fixed
assets                             (744)          (802)    (3,056)       (2,684)
Net sale of fixed asset
investments                          62              4        537           131
Sale of tangible fixed
assets                                9             33        111            76
                                 --------       --------  ---------     ---------
Net cash outflow for capital
expenditure and financial
investments                        (673)          (765)    (2,408)       (2,477)
-----------------------          -------- ---   --------   --------- --- ---------
Free cash inflow before
acquisitions,
disposals and dividends           1,144            819      2,282         2,071
-----------------------          -------- ---   -------- ---  --------- --- ---------
                                 --------       --------      ---------     ---------
Acquisitions                       (418)           (33)     (453)          (61)
Disposals                             -              -        35             1
                                 --------       --------    ---------     ---------
Net cash outflow for
acquisitions and disposals         (418)           (33)     (418)          (60)

Equity dividends paid              (330)          (277)     (784)         (645)

Cash inflow before use of
liquid resources
and financing                       396            509      1,080         1,366

Management of liquid
resources                            33            857        587         1,123
                                 --------       --------   --------     ---------
Repurchase of ordinary share
capital                             (63)           (86)      (193)         (144)
New loans                             5              6          5         1,326
Repayment of loans                 (126)        (1,475)    (1,297)       (3,627)
                                 --------       --------   --------     ---------

Net cash outflow from
financing                          (184)        (1,555)    (1,485)       (2,445)
Increase (decrease) in cash         245           (189)       182            44

Decrease in net debt from
cash flows                          333            423        887         1,222
(note 9)
        -----------------------  -------- ---   -------- ---  --------- --- ---------

* Net of deficiency and
special pension
contributions                         -           (380)        (6)         (742)
** Including additonal
interest (payments) receipts
on restructuring currency
swap portfolio                        2            303        (65)          420



GROUP BALANCE SHEET
at March 31, 2005

                          -------------------------    ---------       ---------

                                                      March 31        March 31
                                                          2005            2004
                                                                   (restated*)
                                                          GBPm            GBPm
                          -------------------------    ---------       ---------

Fixed assets
Intangible assets                                          623             204
Tangible assets                                         15,916          15,487
Investments                                                115             324
                                                           ---             ---
                                                        16,654          16,015
Current assets
                                                       ---------       ---------
Stocks                                                     106              89
Debtors                                                  5,387           5,189
Investments                                              4,597           5,163
Cash at bank and in hand                                   206             109
                                                        10,296          10,550
Creditors: amounts falling due within one year
Loans and other borrowings                               4,498           1,271
Other creditors                                          7,963           7,252
                                                        12,461           8,523
                                                       ---------       ---------

Net current (liabilities) assets                        (2,165)          2,027
                                                        -------          -----

Total assets less current liabilities                   14,489          18,042
                                                        ======          =====
Creditors: amounts falling due after more than
one year
Loans and other borrowings                               8,091          12,426

Provisions for liabilities and charges                   2,497           2,504

Minority interests                                          50              46

Capital and reserves (note 10)
                                                       ---------       ---------
Called up share capital                                    432             432
Reserves                                                 3,419           2,634
                                                       ---------       ---------
Total equity shareholders' funds                         3,851           3,066
                                                         -----          ------

                                                        14,489          18,042
                                                        ======          ======

*See note 1 for details of restatement.

NOTES

1 Basis of preparation

The preliminary results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the Report and Accounts of BT Group plc for the year ended March 31, 2004, except that during the year ended March 31, 2005, the group has adopted UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes'. UITF 38 changes the presentation of an entity's own shares held in an ESOP trust from previously being held as assets to being deducted in arriving at shareholders' funds. UITF 17 (revised 2003) requires the amounts recognised in the profit and loss account in respect of share awards to be based on the fair value of shares at the date the award is made, rather than the previous treatment of being based on the book value of shares held in the ESOP trusts.

An additional charge of GBP3 million for the year ended March 31, 2004 has been made to the group profit and loss account. The effect on the group's balance sheet at March 31, 2004 has been to reduce fixed assets by GBP53 million, to reduce other creditors by GBP25 million and to reduce shareholders' funds by GBP28 million. There was no effect in the quarter to March 31, 2004.

Financial information for the years ended 31 March 2005 and 2004 is derived from the group accounts for those years. The group accounts for the year ended
March 31, 2005, on which the auditors issued an unqualified report which did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985, were approved by the Board of Directors on May 18, 2005, and have not yet been delivered to the Registrar of Companies but are expected to be published on June 1, 2005.


2 Results of businesses
(a)                Operating results
                      External   Internal      Group Group operating    EBITDA
                      Turnover   turnover   Turnover    profit (loss)     (ii)
                                                                 (ii)
                         GBPm       GBPm       GBPm             GBPm       GBPm
Fourth quarter
ended March 31, 2005

BT Retail                3,084        137      3,221              300      333
BT Wholesale               965      1,273      2,238              489      973
BT Global
Services                   815      1,113      1,928               47      201
Other                        6          -          6              (97)     (24)
Intra-group items (i)        -     (2,523)    (2,523)               -        -
                           ---     -------    -------              --       --
Total                    4,870          -      4,870              739    1,483
                         =====      =====      =====             ====    =====

Fourth quarter
ended March 31, 2004
(restated - see note 1)

BT Retail                3,236        140      3,376              269      305
BT Wholesale               871      1,348      2,219              438      929
BT Global
Services                   665        984      1,649                7      163
Other                       15          -         15              (43)      15
Intra-group items (i)        -     (2,472)    (2,472)               -        -
                          ----    -------    -------               --       --
              Total      4,787          -      4,787              671    1,412
                         =====        ===      =====              ===    =====

Year ended
March 31, 2005

BT Retail               12,115        447     12,562            1,120    1,249
BT Wholesale             3,812      5,167      8,979            1,940    3,849
BT Global
Services                 2,671      3,710      6,381                7      580
Other                       25          -         25             (203)      26
Intra-group items (i)        -     (9,324)    (9,324)               -        -
                            --     -------    -------              --       --
              Total     18,623          -     18,623            2,864    5,704
                        ======         ==     ======            =====    =====

Year ended
March 31, 2004
(restated - see note (1)

BT Retail               12,602        338     12,940            1,232    1,394
BT Wholesale             3,473      5,410      8,883            1,883    3,802
BT Global
Services                 2,410      3,372      5,782             (105)     508
Other                       34          1         35             (121)     109
Intra-group items (i)        -     (9,121)    (9,121)               -        -
                            --     ------     -------              --       --
              Total     18,519          -     18,519            2,889    5,813
                        ======       ====     ======            =====    =====

(i) Elimination of intra-group turnover between businesses, which is included in the total turnover of the originating business.

(ii) Before goodwill amortisation and exceptional items.



There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. The intra-group trading arrangements are subject to review and were changed with effect from April 1, 2004 in certain circumstances to reflect simplification of internal trading flows and reorganisations within the group. The comparative figures for the lines of business have been restated to reflect these changes but there is no impact at a group level. In addition, the group adopted UITF 38 and UITF 17 (revised 2003) which impacted the comparative figures and is discussed further in note 1.

(b) BT Global Services analysis


                             ------------------------          -------------
                                Fourth quarter                    Year
                                ended March 31                 ended March 31
                             ------------------------          -------------
                              2005    2004   Better (worse)      2005     2004

                              GBPm    GBPm    GBPm       %       GBPm     GBPm
Group turnover
Solutions                      967     804     163      20      3,202    2,736
C&SI                           234     253     (19)     (8)       824      721
Global Products                506     487      19       4      1,897    1,831
Global Carrier                 254     252       2       1        981      962
Other and eliminations         (33)   (147)    114      78       (523)    (468)
                               ----   -----    ---     ---       ----     ----
                             1,928   1,649     279      17      6,381    5,782
                             =====   =====     ===     ===      =====    =====
EBITDA
Solutions                      134     119      15      13        363      337
C&SI                            16      17      (1)     (6)        40       37
Global Products                 52      36      16      44        159      113
Global Carrier                  53      51       2       4        178      163
Other (i)                      (54)    (60)      6      10       (160)    (142)
                               ----    ----     --      --       ----     -----
                               201     163      38      23        580      508
                               ===     ===     ===      ==       ====      ===

Operating profit (loss) (ii)

Solutions                      114     100      14      14        284      261
C&SI                            14      14       -       -         32       28
Global Products                (36)    (61)     25      41       (202)    (273)
Global Carrier                  33      29       4      14         94       74
Other (i)                      (78)    (75)     (3)     (4)      (201)    (195)
                               ----    ----     ---     ---      -----    -----
                                47       7      40     n/m          7     (105)
                               ===      ==                        ===     =====



(i) Other is after charging leaver costs of GBP15m in the fourth quarter (GBP14m last year) and GBP33m in the year ended March 31, 2005 (GBP33m last year). Also included are turnover, EBITDA and operating losses from acquisitions in 2005 of GBP111m, GBP8m and GBP10m, respectively.

(ii) Before goodwill amortisation.




(c) Group turnover analysis


                           ------------------------            -------------
                              Fourth quarter                      Year
                               ended March 31                 ended March 31
                           ------------------------            -------------
                            2005    2004   Better (worse)        2005     2004
                            GBPm    GBPm     GBPm       %        GBPm     GBPm
Traditional                3,392   3,709     (317)     (9)     14,041   15,132
New wave                   1,367   1,078      289      27       4,471    3,387
Albacom and Infonet          111       -      111      n/m        111        -
                             ---      --                          ---      ---
                           4,870   4,787       83       2      18,623   18,519
                          ======   =====                       ======   ======

Consumer                   1,382   1,474      (92)     (6)      5,637    5,974
Business                     606     660      (54)     (8)      2,464    2,600
Major Corporate            1,760   1,645      115       7       6,101    5,881
Wholesale/Carrier          1,116     993      123      12       4,396    4,030
Other                          6      15       (9)    (60)         25       34
                              --      --                           --      ---
                           4,870   4,787       83       2      18,623   18,519
                           =====   =====                       ======   ======

Note: New wave includes the external new wave turnover of BT Retail (ICT, broadband, mobility and classified directories), BT Wholesale (broadband and managed services), the external turnover of Global Solutions and C&SI.

Consumer includes the external turnover of BT Retail from consumer customers.

Business includes the external turnover of BT Retail from SME customers.

Major Corporate includes the external turnover of BT Retail from major corporate customers and the externalturnover of BT Global Services, with the exception of Global Carrier. Includes GBP111m turnover from the acquisitions of Albacom and Infonet.

Wholesale/Carrier includes the external turnover of BT Wholesale and Global Carrier.


(d)               New wave turnover analysis
                       ------------------------                -------------
                            Fourth quarter                          Year
                           ended March 31                      ended March 31
                       ------------------------                -------------
                         2005     2004   Better (worse)          2005     2004
                         GBPm     GBPm      GBPm        %        GBPm     GBPm
ICT                       916      799       117       15       2,987    2,546
Broadband                 292      165       127       77         930      491
Mobility                   58       40        18       45         205       99
Other                     101       74        27       36         349      251
                          ----      --                            ---     ----
                        1,367    1,078       289       27       4,471    3,387
                        =====    =====                          =====    =====




(e) Capital expenditure on plant, equipment and motor vehicle additions


                                           Fourth quarter           Year ended
                                            ended March 31           March 31

                                            2005       2004       2005    2004
                                            GBPm       GBPm       GBPm    GBPm
BT Retail                                     50         46        154     118
BT Wholesale
Access                                       225        249      1,037     966
Switch                                        14         17        100      87
Transmission                                  62         64        230     213
Products/systems support                     139        214        606     543
                                             ---        ---        ---     ---
                                             440        544      1,973   1,809
BT Global Services
C&SI and Solutions                            87         41        261     121
UK Networks                                   25         39        121     131
Other                                         52         80        246     227
                                              --         --        ---     ---
                                             164        160        628     479
Other (including fleet vehicles and
property)                                     90         94        256     267
                                              --         --        ---     ---
                                Total        744        844      3,011   2,673
                                             ===        ===      =====   =====



3 Operating costs

                                      Fourth quarter             Year ended
                                      ended March 31              March 31
                                       2005        2004       2005        2004
                                              (restated)             (restated)

                                       GBPm        GBPm       GBPm        GBPm
Net staff costs before leaver costs     955         875      3,563       3,536
Leaver costs                             44         149        166         202
                                         ---        ---        ---         ---
Net staff costs                         999       1,024      3,729       3,738
Depreciation                            739         740      2,834       2,921
Payments to telecommunication           891         973      3,725       3,963
operators
Other operating costs                 1,541       1,423      5,642       5,185
                                      -----       -----      -----       -----
Total before goodwill amortisation    4,170       4,160     15,930      15,807
and exceptional items
Goodwill amortisation                     4           3         16          12
Exceptional items                        29           7         59           7
                                         --           -        ---          --
                              Total   4,203       4,170     16,005      15,826
                                      =====       =====     ======      ======

The fourth quarter ended March 31, 2005 included costs of GBP123m associated with the acquired businesses, Albacom and Infonet. Excluding these, operating costs before goodwill amortisation and exceptional items were GBP4,047m (2004 - GBP4,160m).





4 Exceptional items and goodwill amortisation


                                           Fourth quarter         Year ended
                                           ended March 31          March 31
                                             2005     2004       2005     2004
                                             GBPm     GBPm       GBPm     GBPm
Exceptional operating costs                   (29)      (7)       (59)      (7)
Impairment of fixed assets of joint
ventures                                        -      (26)       (25)     (26)
Profit on sale of fixed asset investments
and group undertakings                         46        -        358       32
Net interest payable                            -        -          -      (55)
Goodwill amortisation                          (4)      (3)       (16)     (12)
                                               ---      ---       ----    ----
Net credit (charge) before tax and
minority interests                             13      (36)       258      (68)
                                              ===      ====       ===      ====



5 Net interest payable
                                           Fourth quarter         Year ended
                                           ended March 31           March 31
                                          2005        2004       2005    2004
                                          GBPm        GBPm       GBPm    GBPm
Group                                      257         265      1,043   1,220
Joint ventures and associates                9           5         23      19
                                             -          --        ---     ---
Total interest payable                     266         270      1,066   1,239
Interest receivable                        (76)        (48)      (265)   (298)
                                           ----        ----      -----   -----
Net interest payable                       190         222        801     941
                                           ====       =====       ===     ===

Analysed:
Before exceptional items                   190         222        801     886
Exceptional items                            -           -          -      55
                                           ----         --        ----    ---
                             Total         190         222        801     941
                                           ====        ====       ===     ===

6 Dividends
                                                 Year ended        Year ended
                                                   March 31          March 31
                                                 2005    2004      2005   2004
                                              pence per share      GBPm   GBPm
Interim dividend                                 3.90    3.20       332    278
Proposed final dividend                          6.50    5.30       551    454
                                                -----    ----      ----    ---
                                                10.40    8.50       883    732
                                                ======   ====       ===    ===


7 Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:


                                 Fourth quarter                 Year ended
                                 ended March 31              ended March 31
                                 2005        2004            2005        2004
                               millions of shares          millions of shares
Basic                           8,493       8,597           8,524       8,621
Diluted                         8,576       8,645           8,581       8,676

8 Reconciliation of operating profit to operating cash flow


                                         Fourth quarter          Year ended
                                         ended March 31           March 31
                                        2005        2004      2005        2004
                                               (restated)            (restated)

                                        GBPm        GBPm      GBPm        GBPm
Group operating profit                   706         661     2,789       2,870
Depreciation and amortisation            748         744     2,856       2,936
Changes in working capital               596         528       155         249
Provision movements, pensions
and other                                 24        (365)       98        (666)
                                         ----       -----      ---        -----
Net cash inflow from operating
activities                             2,074       1,568     5,898       5,389
                                      =======      =====     =====       =====

9 Net debt
(a)                Analysis

                                                                 At March 31
                                                               2005       2004
                                                               GBPm       GBPm
Long-term loans and other borrowings falling due after
more than one year                                            8,091     12,426
Short-term borrowings and long-term loans and other
borrowings falling due within one year                        4,498      1,271
                                                              -----     ------
Total debt                                                   12,589     13,697
Short-term investments                                       (4,597)    (5,163)
Cash at bank                                                   (206)      (109)
                                                               -----      -----
Net debt at end of period                                     7,786      8,425
                                                              =====      =====


(b)               Reconciliation of net cash flow to movement in net debt


                                            Fourth quarter         Year ended
                                            ended March 31          March 31
                                            2005      2004       2005     2004
                                            GBPm      GBPm       GBPm     GBPm
Net debt at beginning of period            7,940     8,795      8,425    9,573
Decrease in net debt resulting from cash
flows                                       (333)     (423)      (887)  (1,222)
Net debt assumed on acquisitions             159         1        159        1
Currency and other movements                   2        15          2        4
Other non-cash movements                      18        37         87       69
                                              --        ---        --      ---
Net debt at end of period                  7,786     8,425      7,786    8,425
                                          ======     ======     =====    =====

10 Share capital and reserves

                                                    Reserves            Total
                                Share capital       (restated)      (restated)
                                        GBPm             GBPm            GBPm
Balances at April 1, 2004                 432           2,634           3,066
Profit for the financial year               -           1,821           1,821
Dividends                                   -            (883)           (883)
Currency movements                          -              19              19
Purchase of own shares                      -            (195)           (195)
Other                                       -              23              23
                                           --             ---             ---
Balances at March 31, 2005                432           3,419           3,851
                                          =====         =====           =====



11 Earnings before interest, taxation, depreciation and amortisation (EBITDA)


                                         Fourth quarter          Year ended
                                         ended March 31           March 31
                                        2005        2004      2005        2004
                                               (restated)            (restated)

                                       GBPm        GBPm      GBPm          GBPm
Group operating profit                   706         661     2,789       2,870
Exceptional items                         29           7        59           7
Depreciation and intangible              744         741     2,840       2,924
amortisation
Goodwill amortisation                      4           3        16          12
                                          --          --        --         ---
EBITDA before exceptional items        1,483       1,412     5,704       5,813
                                       ======     ======     =====        ====



12 United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted Accounting Principles.


                                         Fourth quarter           Year ended
                                          ended March 31           March 31
                                         2005         2004        2005    2004

Net income attributable to                314          373       1,297     883
shareholders including
exceptional items (GBPm)

Earnings per ADS (GBP)
- basic                                  0.37         0.43        1.52    1.02
- diluted                                0.37         0.43        1.51    1.02

Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is a GBP584m deficit at March 31, 2005 (March 31, 2004 - GBP1,455m).






Forward-looking statements - caution advised


Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in new wave turnover from broadband, ICT solutions, mobility and managed services growth; implementation and development of BT's 21st century network; expectations regarding revenue growth, dividend payout ratio, and cost efficiency and savings; and commitment to improving shareholder returns.

Due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the group's first IFRS financial statements cannot be determined with certainty and may be subject to change.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance.

BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 19 May, 2005